

June 27, 2013

<u>Via E-mail</u>
Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment, LTD
36<sup>th</sup> Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

      RE:    **Melco Crown Entertainment, LTD**
                **Form 20-F for the Fiscal Year Ended December 31, 2012**
                **Filed April 18, 2013**
                **File No. 1-33178**

Dear Mr. Davis:

We have reviewed your response letter dated June 25, 2013, and have the following additional comment. Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.     We note the three bullet-pointed acknowledgements (i.e. Tandy language) provided at the end of your response letter dated June 25, 2013. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf. Please provide the required written acknowledgements by a member of management.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant